SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

5 March 2015

Update on Board Changes

We announced on 12 September 2014 that John McFarlane planned to retire from Aviva plc's Board at the 2015 annual general meeting (2015 AGM) and would be succeeded by Sir Adrian Montague. We also announced on 26 February 2015 that Gay Huey Evans would be retiring from the Board at the 2015 AGM. We are now pleased to confirm that these Board changes will take effect from the conclusion of the 2015 AGM which will be held on 29 April 2015.

This announcement is made in accordance with Listing Rule 9.6.12R.

Media Enquiries:

Andrew Reid                                                                              +44 (0)207 662 3131

Sarah Swailes                                                                             +44 (0)207 662 6700

General Enquiries:

Kathryn Tait, Company Secretarial                                         +44 (0)207 662 0818

Notes to editors:

•     Sir Adrian is currently a non-executive director of 3i Group plc. He was formerly chairman of Friends Provident, Anglian Water, British Energy and CrossRail, and deputy chairman of Network Rail and the Green Investment Bank and a director of Michael Page International plc. Earlier in his career he held senior positions connected to governmental policy to expand the use of private finance in the provision of public infrastructure, first as the chief executive of the Treasury Taskforce, then as deputy chairman of Partnerships UK plc.

• Sir Adrian's compensation will remain unchanged from that of the current Chairman.

• Aviva serves over 31 million customers, in 16 countries across Europe, North America and Asia Pacific

•     Aviva's main business activities are long-term savings, general insurance, and fund management, with worldwide total premiums of over £20 billion and funds under management of £246 billion as at 31 December 2014.

• We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

• A photograph of Sir Adrian Montague is available at www.aviva.com/media/images-and-logos/

• The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive

• For broadcast-standard video, please visit www.aviva.com/media/video/

• Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary